UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

INTEGRATED VENTURES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45826P200

(CUSIP Number)

October 14, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this*
Schedule is filed:

?       Rule 13d-1(b)

?       Rule 13d-1(c)

?       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a* reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent* amendment containing information which would alter the* disclosures provided in a prior cover page.

The information required in the remainder of this cover page* shall not be deemed to be "filed" for the purpose of Section 18 of the* Securities Exchange Act of 1934 ("Act") or otherwise subject to the* liabilities of that section of the Act but shall be subject to all* other provisions of the Act (however, see the Notes).


CUSIP No. 45826P200

1
NAME OF REPORTING PERSON

John Lamb

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)

(B)

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5

SOLE VOTING POWER

5,905,597


6

SHARED VOTING POWER

0


7

SOLE DISPOSITIVE POWER

5,905,597


8

SHARED DISPOSITIVE POWER

0


9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,905,597

10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES*
CERTAIN SHARES (SEE INSTRUCTIONS)


11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%

12

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN






Item 1.

     (a)       Name of Issuer

           Integrated Ventures, Inc.

     (b)       Address of Issuer's Principal Executive Offices

              73 Buck Road, Suite 2
              Huntingdon Valley, PA 19006

Item 2.

     (a)       Names of Persons Filing

John Lamb

     (b)       Address of Principal Business office or, if None, Residence

11014 19th Ave SE 8-245
Everett, WA  98208

     (c)       Citizenship

United States

(d)       Title of Class of Securities

     Common Stock, $0.001 par value per share

(e)       CUSIP Number

     45826P200



Item 3.
If this statement is filed pursuant to ?? 240.13d-1(b)* or 240.13d-2(b) or (c), check whether the person filing is a:


(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);


(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);


(c)

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);


(d)

Investment company registered under section 8 of* the Investment Company Act of 1940 (15 U.S.C 80a-8);


(e)

An investment adviser in accordance with ? 240.13d-1(b)(1)(ii)(E);


(f)

An employee benefit plan or endowment fund in accordance with ? 240.13d-1(b)(1)(ii)(F);




(g)

A parent holding company or control person in accordance* with ? 240.13d-1(b)(1)(ii)(G);




(h)

A savings associations as defined in Section 3(b)* of the Federal Deposit Insurance Act (12 U.S.C. 1813);




(i)

A church plan that is excluded from the definition of* an investment company under section 3(c)(14) of the*
Investment Company Act of 1940 (15 U.S.C. 80a-3);




(j)

A non-U.S. institution in accordance with ? 240.13d-1(b)(1)(ii)(J);




(k)

Group, in accordance with ? 240.13d-1(b)(1)(ii)(K).*
If filing as a non-U.S. institution in accordance with*
? 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
__________


Item 4.
Ownership.


(a)
Amount beneficially owned: 5,905,597


(b)
Percent of class: 7.67%


(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote: 5,905,597


(ii)
Shared power to vote or to direct the vote: 0


(iii)
Sole power to dispose or to direct the disposition of: 5,905,597


(iv)
Shared power to dispose or to direct the disposition of: 0


Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that* as of the date hereof the reporting person has ceased to* be the beneficial owner of more than 5 percent of the* class of securities, check the following





Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7.
Identification and Classification of the Subsidiary Which*
Acquired the Security Being Reported
on By the Parent Holding Company or Control Person.

Not applicable.


Item 8.
Identification and Classification of Members of the Group.

Not applicable.


Item 9.
Notice of Dissolution of Group.

Not applicable.


Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge* and belief, the securities referred to above were not acquired* and are not held for the purpose of or with the effect of* changing or influencing the control of the issuer of the* securities and were not acquired and are not held in* connection with or as a participant in any transaction having* that purpose or effect, other than activities solely in connection* with a nomination under ? 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,* I certify that the information set forth in this statement is* true, complete and correct.

Date: February 10, 2020



 /s/ John Lamb


Name: John Lamb

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